July 31, 2000

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VIII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 2000. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 2000 and 1999, total revenues increased 10.6% from $480,549 to $531,676 and total expenses increased 6.9% from $326,419 to $349,035. Equity in income of the real estate joint venture decreased 11.5% from $29,576 to $26,189. As a result, net income increased 13.7% from $183,706 to $208,830 for the three-month period ended June 30, 2000 as compared to the same period in 1999. Rental revenue increased as a result of higher unit rental rates. Occupancy levels for the Partnership's five mini-storage facilities averaged 87.3% for the three-month period ended June 30, 2000 as compared to 82.7% for the same period in 1999. The Partner-ship is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approxi-mately $15,000 (5.3%) primarily as a result of higher repairs and mainten-ance expense and property management fees, partially offset by a decrease of salary and wages expense. General and administrative expenses increased approximately $7,600 (16.6%) primarily as a result of higher legal and professional expense. Equity in income from the real estate joint venture decreased as a result of a decrease in rental revenue at that facility.

For the six month periods ended June 30, 2000, and 1999, total revenues increased 7.8% from $969,240 to $1,045,057 and total expenses increased 2.8% from $677,620 to $696,683. Equity in income of the real estate joint venture increased 5.7% from $55,225 to $58,378. As a result, net income increased 17.3% from $346,845 to $406,752 for the six-month period ended June 30, 2000, as compared to the same period in 1999. Rental revenue increased as a result of higher occupancy and unit rental rates. Operating expenses increased approximately $6,800 (1.2%) primarily as a result of increases in repairs and maintenance, security and alarm service expenses and property management fees, partially offset by a decrease in miscellaneous advertising costs. Property management fees, which are based on rental income, increased as a result of the increase in rental revenue. General and administrative expenses increased approximately $12,300 (10.9%) primarily as a result of higher incentive management fees, legal and professional and equipment and computer lease expenses. Equity in income from the real estate joint venture increased as a result of lower operating expenses at that facility.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VIII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VIII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President